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                      (CALEDONIA MINING CORPORATION LOGO)

                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

         CALEDONIA COMPLETES PRIVATE PLACEMENT, ANNOUNCES SECOND QUARTER
                  RESULTS, AND LAUNCHES IT'S REDESIGNED WEBSITE

                          AUGUST 28TH, 2003, IMMEDIATE

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to report the completion of a $5 million private placement financing.

The placement, a portion of which was handled by IBK Capital Corp. of Toronto as Caledonia's fiscal agents, was for 20,000,000 units priced at $0.25 each. Each unit consists of one common share of Caledonia and one half-share purchase warrant. Each full warrant entitles the holder to purchase one common share of Caledonia at a price of $0.35 for a period of eighteen months from the date of issue.

The funds raised will be used to fund the capital improvements at the Barbrook Mine in South Africa, exploration activities at the Goedgevonden diamond and Rooipoort platinum properties in South Africa, and for general corporate activities.

The Corporation reports an overall loss for the quarter of $1,406,000 ($0.006 per share). The year-to-date loss was $1,614,000 ($0.007 per share) compared to a loss of $837,000 for the same six month period in 2002.

During the quarter, the Corporation's subsidiary, Barbrook Mines Limited accounted for its first operating expenses at the Barbrook Gold Mine. Revenue was then received from the first gold poured in early July. The resultant loss was offset to a degree by a foreign exchange gain of $128,000 during the quarter ($304,000 year to date) resulting from the strengthening of the South African Rand against the dollar. This currency fluctuation has been largely compensated by the increase in the US dollar price of gold so that the Rand price of gold continued to remain at over R80,000 per Kg.

Caledonia's Second Quarter report, which includes a property update will be issued and posted on Caledonia's website on Thursday August 28th.

You are invited to visit Caledonia's redesigned website at www.caledoniamining.com. The website provides information on Caledonia's Corporate activities, Financial Reports, Press Releases, Property descriptions and Maps showing Caledonia's worldwide projects.

FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

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
S. E. HAYDEN                                JAMES JOHNSTONE                     CHRIS HARVEY
Chairman, President and CEO                 V-P Operations and COO              Technical Director
South Africa                                Canada                              Canada
Tel: (011-27-11) 447-2499                   Tel: (1-905) 607-7543               Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554                   Fax: (1-905) 607-9806               Fax: (1-905) 607-9806
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FURTHER INFORMATION REGARDING CALEDONIA'S EXPLORATION ACTIVITIES AND OPERATIONS
ALONG WITH ITS LATEST FINANCIALS MAY BE FOUND ON THE CORPORATION'S WEBSITE
HTTP://WWW.CALEDONIAMINING.COM